Exhibit 4.15

Summary of Provisions of Second Addendum, dated July 5, 2004, to Lease Agreement (the “Original Lease Agreement”), dated November 26, 2001, between Sha’ar Yoqneam L.P. (the “Lessor”) and Given Imaging Ltd. (the “Lessee,” and together with the Lessor, the “Parties”)1

•	Existing Premises – Pursuant to the Original Lease Agreement, the Lessor leased to the Lessee premises (the “Existing Premises”) in the Hermon Building (the “Hermon”) totaling 1,962 square meters located on the lower ground floor and 34.5 square meters located on the ground floor. Pursuant to an Addendum (the “First Addendum”), dated December 2002, to the Original Lease Agreement, the Lessor leased to the Lessee additional premises totaling 600 square meters located on the second floor of the Hermon (the “Additional Premises”).

•	Additional Premises A and B – The Lessor agreed to increase the size of the Existing Premises and Additional Premises by leasing to the Lessee (1) premises located on the second, third and sixth floors of the Hermon totaling 6,009 square meters, as well as 30 parking spaces located in the Hermon (the “Additional Premises A”), and (2) premises located on the second floor of the Tavor Building (the “Tavor”) totaling 1,750 square meters (the “Additional Premises B” and, together with the Additional Premises A, the “Additional Premises A and B” and, together with the Existing Premises and the Additional Premises, the “Premises”). The sole use of the Additional Premises A and B is for a high-tech plant to be used for development, research and manufacturing of advanced technological products/equipment.

•	Exercise of Options in Original Lease Agreement and First Addendum to Increase Term of Lease of the Existing Premises and of the Additional Premises – The Lessee exercised the option in the Original Lease Agreement to extend the lease period of the Existing Premises for a period commencing on March 1, 2007, and ending December 31, 2015. The Lessee exercised the option in the First Addendum to extend the lease period of the Additional Premises for a period commencing on March 1, 2007, and ending December 31, 2015.

•	Option to Terminate Term of Lease of Additional Premises – Lessor granted Lessee an option to terminate (the “Termination Option”) the term of the lease of the Additional Premises as of August 31, 2005. To exercise the option, the Lessee must give advanced written notice to the Lessor by no later than June 1, 2005.

•	Term of the Lease of Additional Premises A – The term commences on September 1, 2005 and ends on December 31, 2015. The Lessee may make use of the Additional Premises A from the date on which the Second Addendum is signed, at no cost, until August 31, 2005.

•	Term of the Lease of Additional Premises B – The terms commences on April 1, 2005 and ends on December 31, 2015. The Lessee may make use of the Additional Premises B from the date on which the Second Addendum is signed. In the event that the Lessee makes such use of the Additional Premises B before April 1, 2005, the term of the lease will commence on the date on which the Lessee begins using the Additional Premises B.

•	Option to Increase Term of Lease – The Lessee has an option (the “Extension Option”) to increase the extended terms of the lease of the Existing Premises and the Additional Premises, as well as to increase the terms of the leases of the Additional Premises A and B for a period of 60 months commencing on January 1, 2016, and ending on December 31, 2020 (the “Option Period”). To exercise the option, the Lessee must give advanced written notice to the Lessor by no later than June 30, 2015, and the Lessor has the sole discretion to decide which of the lease terms will be extended in accordance with the Extension Option. In the event that the Lessee chooses to exercise the Extension Option to increase the term of the lease of the Premises, and the Lessee also chooses to exercise the Termination Option to terminate the term of the lease of the Additional Premises, the rent obligations of the Lessee will be reduced by NIS 29,431 per month (such amount being the rent obligation for the Additional Premises plus an additional 25% as indicated in the section entitled “Rent” below).

•	Liquidated Damages – The Lessee may not terminate any of the above mentioned lease terms (including the lease terms extended under the Extension Option), except under the Termination Option, unless the Lessee

1	Provided pursuant to the provisions of Rule 306 of Regulation S-T.

receives advanced written approval from the Lessor. In the event that the Lessee abandons the Premises or any part of the Premises for any reason before December 31, 2015, or fails to make any payment to which it is obligated under the Original Lease Agreement, the First Addendum or the Second Addendum within 90 days of the date on which such payment is due, and does not remedy such failure within 14 days of receiving notice as to such failure from the Lessor, the Lessee will be obligated to pay immediately the lesser of (1) the remaining payments due until December 31, 2015, or (2) the payments due for 12 months following the date on which the failure occurred.

•	Rent -

➢	(a) The Lessee undertakes to pay monthly rent for the Additional Premises B from the earlier of (1) April 1, 2005 or (2) the date on which Lessee begins using the Additional Premises B, until August 31, 2005, in an amount equal to NIS 62,939. Such rent is payable in two payments: the first, in the amount of NIS 125,878, on April 1, 2005 in advance for a two month period, and the second, in the amount of NIS 188,817, on June 1, 2005 in advance for a three month period. Any payments made before April 1, 2005 shall be payable on a monthly basis, one month in advance.

➢	(b) The Lessee undertakes to pay monthly rent for the Premises from September 1, 2005 until December 31, 2015 in an amount equal to NIS 433,542. The first payment in the amount of NIS 1,734,168 is payable on September 1, 2005 for a four month period, and each payment thereafter in the amount of NIS 1,300,626 is payable in advance for each three month period of the lease on the first of the month, beginning on January 1, 2006. In the event that the Lessee exercises the Extension Option, it undertakes to pay monthly rent for the Premises during the Option Period equal to NIS 541,927 (which is a 25% increase of the amount payable by the Lessee for the Premises on December 2015) (the “Option Period Rent”). Such rent is payable in advance for each three month period of the lease during the Option Period. In the event that the Lessee exercises the Extension Option for only part of the Premises, the Option Period Rent shall be payable only for those parts of the Premises for which the Extension Option is exercised. The rent payments are linked to changes in the Israeli Consumer Price Index (as defined in the Original Lease Agreement). The “Basic Index” (as defined in the Original Lease Agreement) is the Israeli Consumer Price Index which was published on April 15, 2004, for the month of March 2004. Value added tax will be added to all rent payments.

•	Option to Terminate the Lease of Up to Twenty Parking Spaces – The Lessee has the option to terminate (the “Parking Space Termination Option”) the lease of up to twenty uncovered spaces of the thirty parking spaces leased as part of the Additional Premises A. To exercise the option, the Lessee must give written notice to the Lessor, indicating the number of parking spaces for which the option is exercised, at least two months in advance and no later than July 1, 2005. In the event that the Lessee exercises the Parking Space Termination Option, the monthly rent payable on the Premises will be reduced by NIS 221 for each parking space for which the Parking Space Termination Option was exercised.

•	Management Agreement – The provisions of the management agreement annexed to the Original Lease Agreement shall apply, mutatis mutandis, to the lease of the Premises under the terms and conditions of the Second Addendum. The fees payable under the management agreement are included in the amount of monthly rent payable on the Premises under the Second Addendum. Value Added Tax will be added to the management fees and the management fees will be linked to changes in the Israeli Consumer Price Index.

•	Bank Guarantee – The Lessor agreed that the security it provided for the performance of its obligations under the Original Lease Agreement and the First Addendum will continue in force and effect as surety for the performance of all of the Lessee’s obligations under the Second Addendum, including the obligation to vacate the Additional Premises at the conclusion of the lease and to pay all sums due under the Addendum. The Lessee undertakes to provide the Lessor with a bank guarantee (the “Additional Bank Guarantee”) in the amount of NIS 1,766,759 plus value added tax and linked to change in the Israeli Consumer Price Index. The total amount of the bank guarantees provided pursuant to the Original Agreement, the First Addendum and the Second Addendum shall total NIS 3,043,463 (equal to six months rent plus value added tax). The Additional Bank Guarantee shall remain in force until no earlier than March 31, 2016 and shall be extended so that it expires no earlier than three months after the termination of the Second Addendum. The Additional Bank Guarantee shall be autonomous, unconditional, unrestricted and exercisable immediately by the Lessor upon any breach of the lease, subject to 15 days prior written notice to the Lessee. The Lessee shall extend the validity of the Additional Bank Guarantee during any Option Period.

•	Exclusion of Tenant Protection Law – The provisions of the Tenant Protection Law (Combined Version), 1972 (the “Tenant Protection Law”), shall not apply to the Additional Premises A and B.

•	Taxes – The Lessee undertakes to pay all taxes and fees with respect to the Premises under the Second Addendum, without exception, that the Lessee owes with respect to the Premises under the Original Lease Agreement and the First Addendum.

•	Changes to/Building Work in the Additional Premises – The Lessee shall be entitled to make agreed changes to the Additional Premises A and B Prior to making any changes to, or undertaking any building work in, the Additional Premises A and B, the Lessee undertakes to provide to the Lessor all insurance approvals required pursuant to the Original Lease Agreement and pursuant to the Second Addendum.

•	Applicable Provisions – All of the provisions of the Original Lease Agreement and the First Addendum apply to the Additional Premises A and B, mutatis mutandis.

•	Amendment – The Parties agreed that the Second Addendum constituted an integral part of the Original Lease Agreement and the First Addendum and that the terms and conditions of the Original Lease Agreement and the First Addendum would be amended in accordance with the provisions of the Second Addendum.

•	Provisions Omitted from this Summary – Standard representations and warranties of the Lessee, agreements regarding condition of the Additional Premises, details regarding transfer of the Additional Premises and detailed representations regarding exclusion of the Tenant Protection Law.